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Exhibit 16.1        SLGG Resignation Letter dated February 15, 2007


February 15, 2007


Mr. Michael Silverman
Chairman of Audit Committee

Mr. Barry Schechter
Chief Executive Officer


We have recently been made aware of information concerning items addressed in previous audits, including revenue recognition positions taken by Island Pacific, Inc. and subsidiaries, ("Island Pacific") which conflicts with information and representations presented by Island Pacific at the time of the audits. The new information indicates we received incomplete or misleading information from Island Pacific and that reliance can no longer be placed on the accounting records, information provided by management and representation of management which we relied upon in arriving at the audit opinions on the March 31, 2002, 2003 and 2004 Island Pacific financial statements. As such, we are unable to conclude that we were presented with all the material facts and circumstances concerning transactions reported in the financial statements which were the subject of the audits and quarterly reviews. Furthermore, we are unable to determine which documentation properly reflects the true occurrence of events for these transactions and therefore for other transactions in these periods.

As a result of these circumstances, Singer Lewak Greenbaum & Goldstein LLP resigns as the independent auditors of Island Pacific effective immediately. In addition, we hereby withdraw our auditors report on the financial statements of Island Pacific for the years ended March 31, 2002, 2003 and 2004 and we will not opine on the year ended March 31, 2005. Furthermore, we will not opine on the opening balance sheet of Retail Technologies, Inc. as of June 1, 2004.

Tax returns prepared for any periods not previously filed will not be signed by the firm as preparer and we herby resign as the tax preparer for Island Pacific, Inc.



/s/ Singer Lewak Greenbaum & Goldstein LLP
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Singer Lewak Greenbaum & Goldstein LLP